Mail Stop 4-6

		May 23, 2005

Matt S. Nydell
Senior Vice President, General Counsel
  and Secretary
Via Net.Works, Inc.
H. Walaardt Sacrestraat 401-403
1117 BM Schiphol
Amsterdam, The Netherlands

	RE:	Via Net.Works, Inc.
		Preliminary Proxy Statement on Schedule 14A
		Filed May 9, 2005
		File No. 0-29391-15

		Form 10-K for the fiscal year ended December 31, 2004 Form 10-Q for the fiscal quarter ended March 31, 2005

Dear Mr. Nydell:

	This is to advise you that we have conducted a limited review of the above filings and have the following comments. Where indicated, we think you should revise your filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please
be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


General
1. As discussed in a telephone conversation between Mr. Nydell and Perry Hindin, Staff Attorney, on May 18, 2005, revise your proxy statement to include unaudited financial statements of the business that you are selling to Claranet for the periods required by Item
14
of Schedule 14A. See Question 6 under Subsection H (Financial Statements) of Section I (Regulation M-A) of the Third Supplement (July 2001) to the Manual of Publicly Available Telephone Interpretations.
2. In addition, you will also need to provide the financial statements of the registrant for the periods required by Item 14(c)(1) of Schedule 14A. As discussed in the telephone conversation between Mr. Nydell and Perry Hindin, if you intend satisfy this disclosure requirement concerning the year end information by incorporating by reference applicable portions of the Rule 14a-3 annual report that is delivered to holders with or prior to the proxy materials you, should include a statement on the last page of your proxy statement as to which documents, or part of documents, are incorporated by reference. See Note D.1 to Schedule 14A. It appears that the interim financial information for the period ended March 31,
2005 and associated information relating to that interim period must be included physically in the proxy statement. Note that under Item
14(e)(1) of Schedule 14A, in order to incorporate this information by reference from a concurrently delivered document, a registrant must satisfy general instruction I.C.2 of Form S-2. Because the Form
10-K for 2004 was filed on April 26, 2004, it is our understanding that you did not submit your periodic report in a timely manner for the required period. Please advise and revise accordingly.
3. We note your outstanding application for confidential treatment of portions of Exhibit 2.1 to your Form 8-K filed October 1, 2005. This outstanding application should be resolved prior to mailing your proxy statement. Please refer to Section II.B.2 of Staff Legal Bulletin 1 which indicates that indemnification provisions are not appropriate subjects of confidential treatment requests. In this respect we note that the filed document redacts Section 24.1.3 which appears to relate to indemnification obligations of Via Net.Works Europe Holding owed to Claranet. The indemnification provision that you have redacted would appear to be material to a shareholder`s deliberation of this proposal, as these obligations could affect what shareholders will receive from the asset sale being voted upon.
4. Please disclose whether Claranet is an affiliated party of Via Net. If appropriate, provide us with a supplemental analysis to explain your conclusion.


Questions and Answers - Proposal No. 2: Dissolution Of Via, page
15
5. You indicate on page 15 that you "cannot predict with certainty the amount, if any, [you] would have available for distribution to [y]our shareholders if the [d]issolution were effected." However, in light of the unaudited pro forma financial statements that you have
provided, including estimates for your cash utilization up to the date of closing of the asset sale and during the dissolution, is there a range of consideration that shareholders can reasonably
expect to receive?    For example, it would appear from the
information you have provided on pages 44 and 45 that you estimate you will have approximately $8.5 million in assets after the asset sale closing and the dissolution plan. In addition, the minimum extent to which the dissolution proceeds must be used to pay off liabilities seems estimable. Finally, it would appear from such information that there is a reasonable possibility all the proceeds will be expended and shareholders may not receive any consideration.
In order to provide shareholders with a more meaningful description of the likely effect of the proposed transaction on them, consider disclosing in the summary section of your proxy a range of minimum and maximum consideration, on both an aggregate and per share basis, that shareholders can reasonably expect to receive.

Proposal No. 1:  Asset Sale, page 27

      Background of the Asset Sale, page 27
6. Less than six weeks after the filing of the Form 10-Q for the period ending September 30, 2004, which stated that "[f]or the first time in its seven year history VIA is well-positioned to achieve positive cash flow from consolidated operations, which we believe the
Company will reach by mid-2005," it appears that the board realized that Via Net had "an urgent liquidity problem" which was shortly followed by a decision to dispose of its assets and thereafter by an agreement to sell substantially all of the assets to Claranet. Expand the background of the proposed transaction to explain more thoroughly the basis for the conclusions of financial strength expressed in the Form 10-Q as well as the intervening events that led to the conclusion that an urgent liquidity problem existed so soon thereafter. For example, what were the roles and impacts of the PSINet and Amen group transactions in this respect? Elaborate on the
"unanticipated revenue shortfalls" in certain of your "legacy VIA companies" and VIA Express business. What were the revenue shortfalls, why did such shortfalls occur and who are companies to which you refer? What was the "projected date that [y]our consolidated operations would begin to generate sufficient cash flows to cover operational expenses and capital expenditure?" What proportion of the cash flows required to cover such activities related to capital expenditures? Given the urgency of the liquidity problem, what consideration did the board give to focusing on using cash to cover operational expenses and not capital expenditures? Did the board contemplate that doing so might reduce the time it would take for consolidated operations to begin to generate sufficient cash flows?
7. You indicate that at the January 24 and 25, 2005 board meetings, the board "reinforced the need to vigorously pursue a financing" but despite identification of several potential financing sources and receipt of several proposals, your efforts did not result in any proposed transactions that the board believed would be in the interests of the shareholders and executable within the relevant time frame. Describe these proposals and why the board concluded they were not in the best interests of shareholders. What was the time frame the board deemed necessary within which to execute such proposals?
8. Disclose when you engaged PriceWaterhouseCoopers to develop a structured competitive bidding program for financing and sale activities. You indicate in the second whole paragraph on page 28 that you received indications of interest from approximately 11 potential buyers and 7 potential investors, but that you commenced discussions with Claranet and only six other potential buyers or investors in early March. Did you contact the 4 other potential buyers and 7 other potential investors? If so, what were the results of such contacts? If not, why not?
9. In the third whole paragraph on page 28, you indicate that on March 17, 2005 that it was "clear that a debt financing transaction was no longer imminent." Please elaborate. What do you mean when you say "was no longer imminent." What was the relevant time frame considered in making this determination?
10. In the same paragraph, you indicate that as a result of an announcement, 15 other potential buyers or potential investors contacted you and that you commenced discussions with "some of these potential buyers or investors." You indicate in the next paragraph that "after discussions with all of the participants who had submitted expressions of interest either in providing financing or acquiring all or parts of the business," VIA advised Claranet that its bid was currently the most favorable. Did you contact some or all potential purchasers and investors? Clarify your disclosure accordingly.
11. On April 1 you announced the sale of two affiliated entities in
Switzerland to former managers. Briefly describe these companies, the terms of the sales, the identity of the purchasers, and when they served in such capacities, and how the transactions relating to these businesses relate to the transaction now proposed for shareholder approval. Also explain whether the board considered the effect these transactions could have on the potential transaction with Claranet or other potential purchasers or investors. What consideration was given by the board to the effect that these dispositions would have on potential purchaser interest in the assets you now propose to sell to Claranet?
12. At the board meeting on April 30, 2005, PricewaterhouseCoopers expressed its view that that the "Claranet deal was the best deal available to the Company." Ensure that the proxy statement provides a materially complete explanation of the basis on which the consultant made this conclusion. Did PricewaterhouseCoopers provide a report, opinion or appraisal relating to such conclusion, be it in written form or via an audio-visual or similar presentation? In the proxy statement, provide appropriate disclosure of any such presentation, consistent with Item 14(b)(6) of Schedule 14A.

Reasons for the Sale; Recommendation of the Board of Directors,
page
31

13. Elaborate further on the factors you cite as factors in the board`s approval of the sale. For instance, what is it about the "amount and nature of consideration to be received" under the sale agreement, the "work done by [y]our financial advisers to identify and evaluate alternative transactions" and "the amount of funding needed [by you] to reach projected cash flow break even" which lead the board to recommend the asset sale? How and why did the board weigh each of the factors cited on page 31?

Proposal No. 4:  Approval of...Reverse Stock Split, page 86
14. Provide further disclosure explaining why you are seeking to effectuate a reverse stock split given your disclosure on page 86 that you will not obtain approval of the amendment to do so until after June 10, 2005, the date you disclose is the deadline set forth in the Nasdaq notice of non-compliance.
15. Provide a table to illustrate the effect of the reverse stock split on shares of common stock outstanding, authorized shares reserved for issuance, e.g. pursuant to options, warrants, conversion of convertible securities or other arrangements, and shares of common stock that are neither outstanding or reserved for future issuance.
16. You indicate that any fractional shares resulting from a reverse stock split will be rounded down to the nearest whole share and shareholders holding fractional shares of your common stock may be entitled to cash payments in lieu of such fractional shares. Disclose the minimum number of record holders that would exist following a 1-for-20 reverse split.

Form 10-K
Controls and Procedures, page 52
17. Your disclosure regarding your disclosure controls and procedures indicates that your CEO and CFO concluded that your disclosure controls and procedures were effective "in all material respects" as of December 31, 2004. This conclusion appears narrower than the evaluation required by Rule 13a-15(b). In light of your disclosure that your "disclosure controls and procedures by their nature can provide only reasonable assurance that [y]our information flow objectives are met" please confirm on a supplemental basis whether your CEO and CFO are able to conclude that such disclosure controls and procedures as that term is defined in Rule 13a-15(e) were "effective" at the "reasonable assurance level." Also confirm you will include such disclosure in future filings. See Item 307 of Regulation S-K and Release 33-8238.
18. Your disclosure regarding your internal control over financial reporting indicates that following the acquisition of the Amen group of companies and the operations of PSINet Europe in Switzerland, Germany, The Netherlands, Belgium and France, you conducted an "initial assessment of the internal control environments and Disclosure Controls and Procedures of both" businesses and that, based on such assessment, you concluded that "these additions and the disposal of the UK business had neither materially affected, nor were reasonably likely to materially affect, [y]our internal control over financial reporting." Your disclosure appears to be narrower than the evaluation required. Consistent with the requirements of Item 308(c) of Regulation S-K, please confirm on a supplemental basis whether there has been "any change" in your internal control over financial reporting identified in connection with the evaluation required by Rule 13a-15(d) that occurred during the fiscal quarter that has materially affected or is reasonably likely to materially affect your internal control over financial reporting. Confirm you will include such disclosure in future filings. See Item 308(c) of
Regulation  S-K and Release 33-8238.

Form 10-Q
Management`s Discussion and Analysis of Financial Condition...,
page
19

	Liquidity and Capital Resources, page 27
19. In light of your proposed asset sale and dissolution and the disclosure in your proxy regarding your urgent liquidity problem, expand this section to discuss any known demands, commitments, events or uncertainties that will result in or that are reasonably likely to
result in your liquidity increasing or decreasing in any material
way.   Provide quantitative information that gives investors
context
and a more thorough understanding of your current liquidity situation. For example, at what monthly rate are you using cash in operations? What is the minimum period of time that current company resources will fund operations? Are there certain debts or other expenses coming due in the immediate future that will impact your liquidity? What is the minimum amount of additional funding that you believe will be required to fund planned operations through the date that the asset sale and/or dissolution is consummated? What effect will the proposed asset sale and/or dissolution have on such monthly rate?
20. Include in your amendment of your Form 10-Q the changes discussed in comments 17 and 18.

* * * * *
      As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filings or in response to our comments on your filings.

      Please contact Perry Hindin, Staff Attorney, at (202) 551-
3444
with any questions. If you require further assistance, you may contact me at (202) 551-3462 or Barbara C. Jacobs, Assistant
Director
at (202) 551-3730.

	Sincerely,


						Mark P. Shuman
						Branch Chief - Legal
						Office of Computers and Online
Services
cc:	P. Hindin
      via facsimile
Steven Kaufman
Hogan & Hartson
(F) 202.637.5910


Via Net.Works, Inc.
May 23, 2005
Page 1